EXHIBIT 8 – Tax Opinion

[BARLEY, SNYDER LETTERHEAD]

December 12, 2003

Resource Bankshares Corporation 3720 Virginia Beach Boulevard Virginia Beach, VA 23452	Fulton Financial Corporation One Penn Square Lancaster, PA 17604

Re:	Merger of Resource Bankshares Corporation with and into Fulton Financial Corporation

Gentlemen:

We have acted as counsel to Fulton Financial Corporation (“Fulton”) in connection with the Agreement and Plan of Merger dated August 25, 2003, as amended (the “Merger Agreement”), between Fulton and Resource Bankshares Corporation (“Resource”).

The following transactions will occur pursuant to the Merger Agreement:

(i.)	Resource will be merged with and into Fulton, with Fulton surviving the merger (the “Merger”);

(ii.)	Each issued and outstanding share of the common stock of Resource, $1.50 par value per share (“Resource Common Stock”), will be converted into 1.4667 shares of the common stock of Fulton, par value $2.50 per share (the “Fulton Common Stock”).

You have requested our opinion as to certain federal income tax consequences of the transactions contemplated by the Merger Agreement, and this opinion is rendered pursuant to the provisions of Section 7.1(d) of Article VII of the Merger Agreement.

Except as otherwise indicated herein, capitalized terms used in this Opinion Letter are defined and set forth in the Merger Agreement. For the purpose of rendering this opinion, we have examined and are relying upon the following documents: (i) the Merger Agreement; (ii) Tax Representation Certificates of officers of Fulton and Resource, respectively (the “Officers’ Certificates”), each dated as of the date hereof, relating to factual matters concerning the Merger necessary to render the opinions below (and some of the representations therein are qualified by the parties’ knowledge); and (iii) such other instruments and documents as we have deemed necessary or appropriate. Our opinions herein are subject to the following conditions and assumptions:

(A)	All conditions precedent to the obligations of Fulton and Resource as set forth in the Merger Agreement will have been satisfied at the time of the Merger.

(B)	All covenants required to be performed by Fulton and Resource on or before the date of consummation of the Merger, as set forth in the Merger Agreement, will have been performed by them as of such date.

(C)	The transaction contemplated by the Merger Agreement, including without limitation the Merger and the issuance of shares of Fulton Common Stock to the stockholders of Resource, will be accomplished in strict accordance with the terms of the Merger Agreement.

Our opinions are based upon the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations promulgated under the Code, and judicial and administrative decisions currently in effect.

Based upon and subject to the foregoing, we are of the opinion that:

(1)	The Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

(2)	No gain or loss will be recognized by Resource or Fulton by reason of the Merger.

(3)	The bases of the assets of Resource in the hands of Fulton will be the same as the bases of such assets in the hands of Resource immediately prior to the Merger.

(4)	The holding period of the assets of Resource in the hands of Fulton following the Merger will include the period during which such assets were held by Resource prior the Merger.

(5)	No gain or loss will be recognized by the Resource shareholders on the exchange of shares of Resource Common Stock solely for shares of Fulton Common Stock, except for that income, gain or loss which is recognized due to the receipt of cash which is received in lieu of the issuance of fractional shares of Fulton Common Stock. The receipt of cash by Resource shareholders will have the effect of treating the shareholders as having received solely shares of Fulton Common Stock in the reorganization exchange and then having received a cash payment from Fulton in a hypothetical redemption of that number of shares of Fulton Common Stock equal in value to such cash payment. A Resource shareholder who receives cash will therefore recognize capital gain or loss on the constructive redemption of such shares in an amount equal to the difference between the cash received and the adjusted basis in such shares, provided the shares of Resource Common Stock are held as a capital asset on the effective date of the Merger.

(6)	The basis of the shares of Fulton Common Stock received by Resource shareholders will be the same as the basis of the shares of Resource Common Stock exchanged therefor (decreased by any amount allocable to fractional share interests for which cash is received).

(7)	The holding period of the shares of Fulton Common Stock received by the shareholders of Resource will include the period during which Resource shareholders held the shares of Resource Common Stock surrendered, provided the shares of Resource Common Stock are held as a capital asset on the date of the Merger.

(8)	The assumption of any Resource stock options, qualifying as incentive stock options pursuant to Section 422(b) of the Code at the time of the Merger, by Fulton by substituting the right to purchase Resource common stock with the right to purchase Fulton common stock in accordance with the terms of the Merger Agreement shall not be deemed a “modification” of such options pursuant to Section 424(h) of the Code.

We hereby consent to the use of this opinion in the Registration Statement on Form S-4 of Fulton, and we further consent to the reference to our name in the proxy statement/prospectus included as part of the registration statement under the captions “Material Federal Income Tax Consequences” and “Legal Matters.”

Very truly yours,

/s/ Barley, Snyder, Senft & Cohen, LLC